14049488

SEC Mail Processing Section RECEIVED MAR 10 2014 Washington DC 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC FILE NUMBER
8-67293

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bridgewater James Limited, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, Suite 1925

(No. and Street)

San Francisco (City) **CA** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bennington **(415) 684-9466**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620 (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

JW 3/24

OP 3/27/14

OATH OR AFFIRMATION

I, **William J. Bennington**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bridgewater James Limited, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 7 day of March 2014

Notary Public

LEAH M. RESCATE
Commission # 2049773
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3 -1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Bridgewater James Limited, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Bridgewater James Limited, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgewater James Limited, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
March 7, 2014

BRIDGEWATER JAMES LIMITED, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 110,467
Prepaid expenses	7,772
Security deposits	7,135
Equipment, net	2,093
Total assets	$ 127,467
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 13,604
Member's equity	113,863
Total liabilities and member's equity	$ 127,467

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Operations
Year Ended December 31, 2013

Revenue	$ 3,447
Expenses	
Rent	43,158
Professional fees	42,895
Travel	58,161
Telephone and internet	8,817
Meals and entertainment	5,008
Depreciation	828
Other	9,849
Total expenses	168,716
Net loss	$ (165,269)

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

Member's equity, beginning of the year	$	79,132
Capital contributions		200,000
Net loss		(165,269)
Member's equity, end of the year	$	113,863

See Accompanying Notes to Financial Statements

BRIDGEWATER JAMES LIMITED, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (165,269)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	828
Decrease in placement fee receivable	7,914
Decrease in other receivable	5,550
Decrease in prepaid expenses	1,502
Increase in security deposits	(3,700)
Increase in accounts payable and accrued expenses	9,948
Total adjustments	22,042
Net cash used in operating activities	(143,227)
Cash flows from investing activities	
Purchase of equipment	(1,993)
Cash flows from financing activities:	
Capital contributions	200,000
Net increase in cash	54,780
Cash, beginning of year	55,687
Cash, end of year	$ 110,467

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Bridgewater James Limited, LLC (the "Company") is a single member limited liability company managed by Mr. William J. Bennington. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides placement services to private investment funds.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $5,090. Depreciation is computed on an accelerated basis using an estimated economic life of 3 years.

Revenue

The Company receives placement agent fees from the general partner or investment managers of private investment funds for whom the Company provides placement agent services. Under the terms of the placement agent agreement, placement agent fees are computed primarily as a percentage of management and incentive fees that such general partner or investment manager earns from the private investment fund. Generally the general partner or investment manager of the private investment fund determines and computes the placement agent fees payable to the Company. Revenue is recorded when ascertainable as per the terms of the placement agent agreements and collection is not in doubt.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $96,863 which was $91,863 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1.

3. Office Lease

The Company leases its office facilities under an operating lease which expires on May 31, 2016. Included in rent expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses.

Years Ending December 31,	
2014	$ 44,400
2015	44,400
2016	18,500
	$ 107,300

4. Subsequent Events

Management evaluated subsequent events through March 7, 2014, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2014 to March 7, 2014, the managing member contributed $100,000 to the Company.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2013

1. Total ownership equity from Statement of Financial Condition			$ 113,863	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net Capital			113,863	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			113,863	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 17,000	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(17,000)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			96,863	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 96,863	3750

OMIT PENNIES

Notes:

Non-allowable assets:

Prepaid expenses	$7,772
Security deposits	7,135
Equipment, net	2,093
Total	$17,000

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: BRIDGEWATER JAMES LIMITED, LLC as of December 31, 2013

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	907	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000	3758
13. Net capital requirement (greater of line 11 or 12)		5,000	3760
14. Excess net capital (line 10 less 13)		91,863	3770
15. Excess net capital at greater of (10% of line 19 or 120% of line 12)	$	90,863	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	13,604	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820			3830
19. Total Aggregate indebtedness			$	13,604	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)				14.04%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BRIDGEWATER JAMES LIMITED, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

BRIDGEWATER JAMES LIMITED, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2013

1. Reconciliation of Computation of Net Capital to Respondent's Computation

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 96,863	$ 13,604	14.04%
Computation per Schedule I	96,863	13,604	14.04%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Bridgewater James Limited, LLC

In planning and performing our audit of the financial statements of Bridgewater James Limited, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
March 7, 2014

BRIDGEWATER JAMES LIMITED, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2013